SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549
                         FORM 12b-25
Commission File Number 0-3305

               NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K and Form l0-KSB  [ ]Form 11-K
[ ]Form 20-F
             [X]Form 10-Q and Form 10-QSB  [ ]Form N-SAR
For Period Ended:  March 29, 1997

[ ] Transition Report on Form 10-K and l0-KSB
[ ] Transition Report on Form 10-Q and l0-QSB
[ ] Transition Report on Form ll-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR

For the Transition Period
Ended:_____________________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:___________

____________________________________________________


Part I.  Registrant Information
Full Name of Registrant:  NCC INDUSTRIES, INC.

Former name if applicable:   N/A

Address of principal executive office (Street and
number): 165 Main Street
City, State and Zip Code:  Cortland  New York  13045







             Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following report should be completed. (Check appropriate box.)

[X](a) The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Forms 10-K, l0-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

   State below in reasonable detail the reasons why
Forms l0-K, 10-KSB, ll-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

NCC Industries, Inc. (the "Company") was not able to file Form 10-Q with respect to the quarter ended March
29, 1997 on a timely basis because during the course of preparing the filing on the EDGAR system prior to 5:30
P.M. on May 13, 1997, the Company was unable to edit and modify the Form 10-Q into its final form due to computer software problems with the EDGARized document which prevented proper editing. Consequently, prior changes to the document were not saved in the document, requiring the Company to input certain changes again.
The Company's Form l0-Q for the quarter ended March 29, 1997 was filed at 9:01 A.M. on May 14, 1997, once the Company was able to overcome these technical problems.



                   Part IV.  Other Information

   (1) Name and telephone number of person to contact in regard to this notification.

        Steven N. Masket   (212)            856-8913
             (Name)       (Area Code)  (Tel. number)

   (2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report)s) been filed? If the answer is no, identify report(s).

                         [X] Yes [ ] No







3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    [X] Yes [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   The Company expects to report a net loss for the quarter ended March 29, 1997 of approximately
($1,318,711) as compared to a net loss  of approximately
($530,434) for the quarter ended March 30, 1996. This increase in the Company's net loss was due primarily to reduced shipments of the Company's products.










                    NCC INDUSTRIES, INC.
           (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 14, 1997     By: /s/Steven N. Masket
                            Steven N. Masket
Executive Vice President